Filed by American Finance Trust, Inc.

Commission File No. 000-55197

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital — Retail Centers of America, Inc.

Commission File No. 000-55198

This filing relates to the proposed merger of American Finance Trust, Inc. (“AFIN”) and American Realty Capital — Retail Centers of America, Inc. (“RCA”). The following are (1) a copy of an email communication sent by AFIN to AFIN’s stockholders inviting stockholders to attend future webcasts relating to the proposed merger, (2) a copy of an email communication sent by RCA to RCA’s stockholders inviting stockholders to attend future webcasts relating to the proposed merger, (3) a copy of a notification placed on AFIN’s website to advise AFIN stockholders of future webcasts relating to the proposed merger, and (4) a copy of a notification placed on RCA’s website to advise RCA stockholders of future webcasts relating to the proposed merger.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, AFIN and RCA filed a joint proxy statement/prospectus with the SEC on December 16, 2016. BOTH AFIN’S AND RCA’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by AFIN and RCA with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by AFIN with the SEC are also available free of charge on AFIN’s website at www.americanfinancetrust.com and copies of the documents filed by RCA with the SEC are available free of charge on RCA’s website at www.retailcentersofamerica.com.

We are pleased to provide you with information on the proposed merger of American Finance Trust, Inc. (“AFIN”) and American Realty Capital-Retail Centers of America, Inc. (“RCA”) (Link to Proxy) and an invitation to join us for an upcoming webcast which will offer an overview of the proposed transaction and an opportunity for our broker dealer contacts, financial advisors and shareholders to engage with AFIN executive management.

Shareholders will receive proxy materials over the coming week. We ask that shareholders vote their shares promptly after reviewing the joint proxy statement / prospectus and related filings. AFIN has engaged Broadridge Investor Communication Solutions, Inc. (“Broadridge”) to act as proxy solicitor and tabulator for the February 13, 2017 Special Meeting of Stockholders. We and Broadridge will contact shareholders to discuss the proxy materials.

Please join us for one of our upcoming AFIN webcasts where we will discuss the proposed merger with RCA. The first in the series of webcasts will be held Friday, January 6, 2017 at 1:00 p.m. Eastern.

We will discuss information contained in the joint proxy statement/prospectus (Link to Proxy) during these calls.

A Special Meeting of AFIN stockholders will be held on February 13, 2017 to approve the merger. Shareholders are being asked to vote their shares at or before the Special Meeting.

Michael Weil, CEO and President, and Nick Radesca, CFO, will participate in the webcast presentation which is designed specifically to address the proposed merger.

Please see below for webcast details:

Friday, January 6, 2017 - 1:00 p.m. Eastern

Click here to add this webcast to your calendar

To view the rest of the webcast schedule for the month of January, please visit the AR Global website calendar here.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT WWW.AMERICANFINANCETRUST.COM OR AT WWW.RETAILCENTERSOFAMERICA.COM.

Copyright © 2016 AR Global Investments, LLC All rights reserved.
405 Park Avenue, New York, NY 10022 | T: 212-415-6500.

We are pleased to provide you with information on the proposed merger of American Realty Capital-Retail Centers of America, Inc. (“RCA”) and American Finance Trust, Inc. (“AFIN”) (Link to Proxy) and an invitation to join us for an upcoming webcast which will offer an overview of the proposed transaction and an opportunity for our broker dealer contacts, financial advisors and shareholders to engage with RCA executive management.

Shareholders will receive proxy materials over the coming week. We ask that shareholders vote their shares promptly after reviewing the joint proxy statement / prospectus and related filings. RCA has engaged Broadridge Investor Communication Solutions, Inc. (“Broadridge”) to act as proxy solicitor and tabulator for the February 13, 2017 Special Meeting of Stockholders. We and Broadridge will contact shareholders to discuss the proxy materials.

Please join us for one of our upcoming RCA webcasts where we will discuss the proposed merger with AFIN. The first in the series of webcasts will be held Friday, January 6, 2017 at 2:00 p.m. Eastern.

We will discuss information contained in the joint proxy statement/prospectus (Link to Proxy) during these calls.

A Special Meeting of RCA stockholders will be held on February 13, 2017 to approve the merger. Shareholders are being asked to vote their shares at or before the Special Meeting.

Michael Weil, CEO and President, Kase Abusharkh, CIO, and Katie Kurtz, CFO, will participate in the webcast presentation which is designed specifically to address the proposed merger.

Please see below for webcast details:

Friday, January 6, 2017 - 2:00 p.m. Eastern

Click here to add this webcast to your calendar

To view the rest of the webcast schedule for the month of January, please visit the AR Global website calendar here.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT WWW.AMERICANFINANCETRUST.COM OR AT WWW.RETAILCENTERSOFAMERICA.COM.

Copyright © 2016 AR Global Investments, LLC All rights reserved.
405 Park Avenue, New York, NY 10022 | T: 212-415-6500.